Exhibit 21

SUBSIDIARIES OF BOOKS-A-MILLION, INC.

Name of Subsidiary	State of Organization
American Wholesale Book Company, Inc.	Alabama
booksamillion.com	Alabama
BAM Card Services, LLC	Virginia
Preferred Growth Properties, LLC	Delaware
PGP Florence, LLC (formerly AL Florence Realty Holdings 2010, LLC)	Alabama
PGP Gardendale, LLC	Delaware
PGP Partners, LLC	Delaware
PGP Fayetteville, LLC	Delaware
PGP Jacksonville, LLC	Delaware